

Mail Stop 3030

January 15, 2009

VIA U.S. MAIL and FACSIMILE: (610) 688-3641

Mr. Robert M. O'Connor
Chief Financial Officer and Principal Accounting Officer
Escalon Medical Corp.
435 Devon Park Drive, Building 100
Wayne, PA 19087

> **RE: Escalon Medical Corp.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-20127**

Dear Mr. O'Connor:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K as of June 30, 2008
Financial Statements
Consolidated Statements of Operations, page 40

1.   We reference the $9.6 million goodwill impairment recorded in operating
        expenses in the Consolidated Statements of Operations in fiscal year 2008 on
        page 40. We also note that this impairment is presented in other (expense) and
        income below (loss) income from operations in the Selected Financial Data on
        page 18. In future filings, please revise the Selected Financial Data to include this
        impairment in (loss) income from operations.

Note 3. Intangible Assets, page 51

2.   We reference the $9.6 million impairment of goodwill recorded in fiscal year
        2008 related to the Drew acquisition. Please tell us and revise future filings to
        disclose the facts and circumstances leading to the impairment. Your discussion
        should focus on the business reasons that estimates of future operating results and
        cash flows changed from those estimates developed at the time of the completion
        of the acquisition. Refer to the requirements of paragraphs 46 and 47 of SFAS
        142.

                                        *****

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide marked copies of your amendment to expedite our review. Please furnish a cover
letter with your response that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief